March 11, 2011

Goldman, Sachs & Co.
200 West Street
New York, New York 10282

Barclays Capital Inc.,
745 Seventh Avenue
New York, New York 10019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman
Michael Johnson
Morgan Youngwood
Stephen Krikorian

Re:	Cornerstone OnDemand, Inc.
Registration Statement on Form S-1 (File No. 333-169621)

Ladies and Gentlemen:

As underwriters of the proposed initial public offering of shares of common stock of Cornerstone OnDemand, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:05 p.m. (EST) on March 16, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s  Preliminary Prospectus dated March 1, 2011, through the date hereof:

Preliminary Prospectus dated March 1, 2011:

5,457 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

GOLDMAN, SACHS & CO.
BARCLAYS CAPITAL INC.

As Representatives of the several Underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President